Exhibit 99.1

DHX MEDIA TO RING NASDAQ STOCK MARKET OPENING BELL, ON FRIDAY, JULY 10th, 2015

Teletubbies Tinky Winky, Dipsy, Laa-Laa and Po to attend

Halifax, NS, July 9, 2015 – DHX Media ("DHX" or the "Company") (NASDAQ: DHXM; TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, will ring The Nasdaq Stock Market Opening Bell on July 10, 2015, to celebrate the previously announced listing of the Company’s variable voting shares on The Nasdaq Global Select Market (“Nasdaq”). DHX Media CEO Dana Landry and other Company personnel will be joined for the ceremony at the Nasdaq MarketSite by the Teletubbies – Tinky Winky, Dipsy, Laa-Laa and Po – who will afterwards venture into Times Square for photos and fun (weather permitting).

Dana Landry, CEO DHX Media, commented: “We are delighted to be invited to ring the opening bell at Nasdaq, and thrilled to bring along the Teletubbies, one of DHX’s marquee brands which will be re-launched with a new version later this year on the BBC in the UK and in 2016 on Nickelodeon in the US, for a new generation of viewers. Listing on the Nasdaq is a significant milestone for DHX, providing us with greater access to a wider range of investors and positioning the Company for future growth.”

Where: Nasdaq MarketSite, 4 Times Square, 43rd & Broadway, NY, NY

When: Friday, July 10, 2015

•	A special DHX video will screen on the Nasdaq Tower in Times Square from 9:00 a.m. - 10:00 a.m. ET, with the bell-ringing ceremony broadcast live from 9:15 a.m. to 9:30 a.m.

Webcast: watch a live webcast at
https://new.livestream.com/nasdaq/live or http://www.nasdaq.com/about/marketsitetowervideo.asx

About Teletubbies

Originally created in 1997 Teletubbies is a children’s television series targeted at preschool viewers. In September 2013, DHX Media acquired all rights to Teletubbies through its purchase of Ragdoll Worldwide, a joint venture between Ragdoll Productions and BBC Worldwide that owned, managed and exploited Ragdoll programming. Multi award-winning, Teletubbies is designed to encourage young children to watch television creatively. Full of fun and exploration it inspires confidence and curiosity and nurtures childhood development. DHX Media has engaged award-winning UK production company Darrall Macqueen to produce Teletubbies. Together they are pioneering a 21st century version of the show for a new generation of viewers.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

For more information, please contact:

Financial Media: Shaun Smith - Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

Investor relations: Joann Head – Manager, Investor Relations, DHX Media Ltd.
joann.head@dhxmedia.com
+1 416-977-7018

About DHX Media

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multiple award-winning Degrassi franchise. The Company is owner of the Family suite of channels, operated as DHX Television. DHX Media Ltd. markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated brand-management and consumer-products business, DHX Brands. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. With offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing, DHX Media Ltd. is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer
This press release contains forward looking statements with respect to DHX including the timing of the relaunch of the Teletubbies and the Company’s business prospects and opportunities related thereto. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis, which form part of the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400